UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. —)*
COREL CORPORATION

(Name of Issuer)
Common Stock

(Title of Class of Securities)
21868Q109

(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 12, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	2186Q109

1	NAMES OF REPORTING PERSONS. ESW Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,495,644

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,495,644

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,495,644

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

*	Based upon 25,905,422 shares of common stock of the issuer as of the close of business on September 22, 2009, as reported in the issuer’s solicitation/recommendation statement on Schedule 14D-9 filed on November 12, 2009.

CUSIP No.	2186Q109

1	NAMES OF REPORTING PERSONS. Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,495,644

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,495,644

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,495,644

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

*	Based upon 25,905,422 shares of common stock of the issuer as of the close of business on September 22, 2009, as reported in the issuer’s solicitation/recommendation statement on Schedule 14D-9 filed on November 12, 2009.

CUSIP No.	2186Q109

1	NAMES OF REPORTING PERSONS. Versata Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	2186Q109

1	NAMES OF REPORTING PERSONS. Trilogy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Security and Issuer.
     This statement relates to the common stock, no par value per share, of Corel Corporation, a corporation organized under the Canada Business Corporations Act. The address of the principal executive offices of the issuer is 1600 Carling Avenue, Ottawa, Ontario Canada K1Z 8R7.
Item 2. Identity and Background.
     The name of each person filing this statement and the place of organization or citizenship of such reporting person is stated in Items 1 and 6 on the cover page(s) hereto. The principal business of ESW Capital, LLC (“ESW Capital”) is investments. Joseph A. Liemandt is the sole manager and sole member of ESW Capital and the controlling shareholder of Trilogy, Inc. (“Trilogy”). Mr. Liemandt may be deemed to control, and beneficially own securities owned by ESW Capital and Trilogy. The present principal occupation of Mr. Liemandt is serving as the President, Chief Executive Officer and Chairman of the board of directors of Trilogy, Inc. The principal business of Versata Enterprises, Inc. (“Versata”) is providing enterprise software products and services. Versata is a wholly owned subsidiary of Trilogy. Trilogy may be deemed to control Versata and beneficially own securities owned by Versata. The principal business of Trilogy is providing technology-powered business services. Although neither Trilogy nor Versata currently owns any shares of the issuer’s common stock, Trilogy and Versata have been included as reporting persons because, as affiliates of ESW Capital, they may determine to purchase, or participate in ESW Capital’s purchase of, shares of the issuer’s common stock in the future. The address of the principal office or business address of each reporting person is 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730. During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil or judicial proceeding, required to be disclosed herein.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 3. Source and Amount of Funds or Other Consideration.
     The total amount of funds required by ESW Capital for the purchase of the 4,495,644 shares of common stock, no par value per share, of the issuer was approximately $19,076,949.80 and was obtained from working capital and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by ESW Capital with a broker on customary terms and conditions. In such instances, the positions held in the margin accounts are pledged as collateral securities for the repayment of debit balances in the accounts.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 4. Purpose of the Transaction.
     ESW Capital began acquiring the issuer’s common stock for investment purposes because ESW Capital believes the common stock is undervalued. On November 2, 2009, a representative of the reporting persons contacted Genuity Capital Markets, the financial advisor to the issuer’s special committee of its board of directors that was formed to evaluate the pending tender offer by the issuer’s majority shareholder Vector Capital Partners II International, Ltd. (“Vector Capital”) and its affiliate Corel Holdings, L.P. for the remainder of the issuer’s common stock. The reporting persons’ representative informed Genuity Capital Markets that ESW Capital and/or its affiliates had an interest in acquiring all of the issuer’s common stock, including the portion currently owned by Vector Capital.
     On November 3, 2009, Genuity Capital Markets informed ESW Capital’s representative that it had met with Vector Capital and the issuer and that Vector Capital was not interested in selling its shares to ESW Capital or its affiliates.

     On November 4, 2009, Mr. Liemandt contacted a representative of Corel Holdings, L.P, Vector Capital and the issuer about the possibility of ESW Capital and/or its affiliates acquiring a majority of the issuer’s common stock, and they determined to meet in person on November 18, 2009.
     On November 13, 2009, ESW Capital contacted two large shareholders of the issuer directly and indirectly through their broker to discuss if they would have any interest in selling their shares of the issuer’s common stock.
     On November 16, 2009, ESW Capital was contacted by representatives from one of the large shareholders previously contacted by ESW Capital on November 13, 2009. After a series of phone conversations, ESW Capital agreed with the shareholder that the shareholder would sell 2,090,232 shares of the issuer’s common stock to ESW Capital for $4.75 per share. This transaction was consummated on November 17, 2009.
     Each reporting person plans to review their investment in the issuer on a continuing basis. Depending upon each factor discussed below and each other factor that is or may become relevant, each reporting person plans to consider: (i) acquiring additional shares of common stock of the issuer in open market or privately negotiated transactions; (ii) making a proposal or proposals by tender offer, formal takeover bid or otherwise to acquire more (or potentially all) of the equity interests in the issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the issuer; (iii) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the issuer; (iv) making a shareholder proposal or proposals to request that the issuer consider one or more extraordinary transactions, such as a merger; (v) selling all or part of the securities of the issuer owned by such reporting person in open market or privately negotiated transactions; and (vi) one or more combinations of the foregoing.
     Subject to compliance with any applicable legal requirements, any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice by the reporting persons or their affiliates. It is understood and agreed to amongst the reporting persons that the reporting persons may act together with respect to their plans and proposals as to the issuer and its securities. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each reporting person with respect to the issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 5. Interest in Securities of the Issuer.
     (a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.
(b)	Number of shares as to which each reporting person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are set forth on Schedule A.
     Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.
     (d) No person other than the owners of the common stock of the issuer referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the common stock covered by this statement on Schedule 13D.
     (e) Not applicable.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     It is understood and agreed to amongst the reporting persons that such reporting persons may act together with respect to their plans and proposals as to the issuer and its securities. Except as otherwise described herein, no reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer. To the knowledge of each reporting person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between such persons named in Item 2 and any person not named in Item 2 with respect to any securities of the issuer.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney

99.1	Additional Information

99.2	Press Release of ESW Capital, LLC

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2009	ESW CAPITAL, LLC
	By:	/s/ Joseph A. Liemandt
Name: Joseph A. Liemandt
Title: Manager

November 18, 2009	/s/ Joseph A. Liemandt
Joseph A. Liemandt

November 18, 2009	VERSATA ENTERPRISES, INC.
	By:	/s/ Joseph A. Liemandt
Name: Joseph A. Liemandt
Title: Assistant Secretary

November 18, 2009	TRILOGY, INC.
	By:	/s/ Joseph A. Liemandt
Name: Joseph A. Liemandt
Title: President and Chief Executive Officer

SCHEDULE A
TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS
All transactions were effected in the open market, except for the transaction on
November 17, 2009, which was a privately negotiated transaction.

				Daily
				Weighted
				Average
Transaction	Effecting	Shares	Shares	Price Per	Range of Prices Paid
Date	Person(s)	Acquired	Disposed	Share (1)	Per Day
October 29, 2009	ESW Capital, LLC	109,452	0	$3.6081	$3.57 - $3.75
October 30, 2009	ESW Capital, LLC	54,424	0	$3.8876	$3.61 - $4.00
November 3, 2009	ESW Capital, LLC	32,500	0	$3.7179	$3.62 - $3.75
November 4, 2009	ESW Capital, LLC	2,211	0	$3.6886	$3.68 - $3.69
November 5, 2009	ESW Capital, LLC	792,918	0	$3.6976	$3.60 - $3.70
November 6, 2009	ESW Capital, LLC	3,000	0	$3.6332	$3.60 - $3.64
November 9, 2009	ESW Capital, LLC	30,663	0	$3.6492	$3.63 - $3.65
November 10, 2009	ESW Capital, LLC	11,300	0	$3.6000	$3.60 - $3.60
November 11, 2009	ESW Capital, LLC	35,087	0	$3.6428	$3.60 - $3.65
November 12, 2009	ESW Capital, LLC	1,108,955	0	$4.0290	$3.99 - $4.05
November 13, 2009	ESW Capital, LLC	25,125	0	$4.0400	$4.04 - $4.04
November 16, 2009	ESW Capital, LLC	83,137	0	$4.0573	$4.04 - $4.10
November 17, 2009	ESW Capital, LLC	2,090,232	0	$4.7500	Not applicable

(1)	Excludes commission of $0.02 per share. There was no commission for the transaction on November 17, 2009. The reporting persons undertake to provide to the issuer, any security holder of the issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased or sold at each separate price.

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)

99.1	Additional Information (furnished herewith)

99.2	Press Release of ESW Capital, LLC (furnished herewith)